Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(3)
to Prospectus dated August 23, 2005	Registration No. 333-123695
as filed on August 5, 2005

INSMED INCORPORATED

51,770,481 SHARES OF

COMMON STOCK

This prospectus supplement supplements the information contained in the prospectus of Insmed Incorporated dated August 23, 2005 filed as part of Post-Effective Amendment No. 1 to Form S-3 Registration Statement (333-123695) filed by Insmed on August 5, 2005 relating to the potential resale from time to time of the 51,770,481 shares of Insmed Common Stock issuable upon conversion of the 5.5% Convertible Notes due 2008-2010 issued by Insmed and warrants to purchase Common Stock issued by Insmed. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table supplements the information set forth in the prospectus under the caption “Selling Stockholders” with respect to the selling stockholders and the respective number of shares which are beneficially owned and may be sold by each selling stockholder, and the number of shares of Common Stock that may be sold by the selling stockholders pursuant to the prospectus, as amended or supplemented:

Investor	Number of Shares Owned Before Offering		Number of Shares Offered Pursuant to the Prospectus	Number of Shares Owned After Offering
	Number	Percent	Number	Number	Percent
Capital Ventures International (1)	1,736,771	1.7%	1,615,831	3,352,602	3.3%
Omicron Master Trust (2)(6)	789,582	*	398,686	390,896	*
Portside Growth and Opportunity Fund (3)(7)(8)	1,098,455	1.1%	197,847	1,296,302	1.3%
Rockmore Investment Master Fund Ltd. (4)(9)	—	*	200,838	200,838	*
Steelhead Investments Ltd. (5)(10)	1,986,201	2.0%	1,615,831	370,370	*

*	Less than 1%

(1)	Includes 1,615,831 shares of Common Stock issuable upon exercise of a warrant and conversion of a convertible note.

(2)	Includes 398,686 shares of Common Stock issuable upon exercise of warrants and conversion of a convertible note.

(3)	Includes 197,847 shares of Common Stock issuable upon conversion of a convertible note.

(4)	Includes 200,838 shares of Common Stock issuable upon exercise of warrants and conversion of a convertible note.

(5)	Includes 1,615,831 shares of Common Stock issuable upon exercise of a warrant and conversion of a convertible note.

(6)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(7)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(8)	The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

(9)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC, each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US), LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of May 2, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power of the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(10)	HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over securities held by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. HBK Investments L.P. has delegated discretion to vote and dispose of any such securities to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P.: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz, and William E. Rose.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 2, 2007